SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2021

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the fourth quarter and the year ended December 31, 2020 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the fourth quarter and the year ended December 31, 2020 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Ernst & Young Han Young, or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2020 and 2019

(Unit : in billions of Korean Won)	2020	2019	Change
Total Assets	203,157	197,598	2.8%
Total Liabilities	132,470	128,708	2.9%
Total Equity	70,687	68,890	2.6%

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2020 and 2019

(Unit : in billions of Korean Won)	2020 Oct.-Dec.	2019 Oct.-Dec.	Change	2020 Jan.-Dec.	2019 Jan.-Dec.	Change
Operating revenues	14,692	14,941	-1.7%	58,569	59,173	-1.0%
Operating income (loss)	934	-1,587	n/m	4,086	-1,277	n/m
Income (Loss) before income tax	693	-2,027	n/m	2,993	-3,266	n/m
Net income (loss)	586	-1,331	n/m	2,094	-2,264	n/m
Net income (loss) attributable to owners of the company	567	-1,333	n/m	1,993	-2,346	n/m

CONDENSED SEPARATE STATEMENTS OF FINANCIAL POSITION

As of December 31, 2020 and 2019

(Unit : in billions of Korean Won)	2020	2019	Change
Total Assets	113,103	109,809	3.0%
Total Liabilities	59,772	58,351	2.4%
Total Equity	53,331	51,458	3.6%

CONDENSED SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2020 and 2019

(Unit : in billions of Korean Won)	2020 Oct.-Dec.	2019 Oct.-Dec.	Change	2020 Jan.-Dec.	2019 Jan.-Dec.	Change
Operating revenues	14,499	14,761	-1.8%	57,989	58,933	-1.6%
Operating income (loss)	1,216	-1,369	n/m	2,785	-2,848	n/m
Income (Loss) before income tax	1,094	-1,579	n/m	2,699	-3,698	n/m
Net income (loss)	806	-1,068	n/m	1,951	-2,595	n/m

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Jun, Chul-soo
Name:	Jun, Chul-soo
Title:	General Manager of International Finance & IR Team

Date: February 19, 2021